

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Li Xia Wang
Chief Executive Officer
New Dragon Asia Corp.
10 Huangcheng Road (N)
Longkou, Shandong Province
People's Republic of China 265701

Re: New Dragon Asia Corp.
Preliminary Proxy Statement on Schedule 14A
Filed October 13, 2010
File No. 1-15046

Registration Statement on Form S-3MEF
Filed October 16, 2010
File No. 333-162552

Dear Ms. Wang:

We have limited our review of your preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure throughout the proxy statement that you have issued 8,142,409 Class A common shares in excess of the amount authorized by your articles of incorporation. Please explain to us and disclose in your proxy statement the following:

- the circumstances in which these over-issuances were made, such as whether the shares were issued for cash, as compensation to officers and directors, or upon conversion or exercise of other securities. To the extent these shares were issued to officers, director, affiliates, or related parties, disclose the recipients' identities;

- The status of these shares under applicable law both before and after the proposed share consolidation. We note, for example, your disclosure that these shares are "void" under Florida law. However, you include them in your calculation of shares issued and outstanding, and it appears that you plan to consolidate these over-issued shares in your 1:100 reverse stock split. In this regard, we note that Annex C indicates that there will be 1,081,424 shares issued and outstanding following the split. Please provide your legal analysis, including relevant citations, supporting your proposed plan of action; and

- Any current or potential obligations, liabilities, or contingencies related to the over-issuance of Class A common stock. Quantify these amounts to the extent practicable.

2. With respect to the over-issuances discussed above, please explain to us whether this has impacted your evaluation of your disclosure controls and procedures and internal control over financial reporting, and if so, how. In that regard, we note you have concluded that these systems have been effective for several consecutive reporting periods.

3. We note that your website, www.newdragonasia.com, is no longer available online. Therefore, you should remove the reference to such website at page 28 of the proxy statement. In addition, explain to us whether you intend for the website to remain down permanently.

Registration Statement on Form S-3MEF, File No. 333-131191

4. We note that you filed this automatically effective registration statement pursuant to Rule 462(b) in connection with an offering that was registered over three years prior. Please explain to us how you believe you complied with Rule 462 and Form S-3. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Lucas, Attorney-Advisor, at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
Mitchell S. Nussbaum, Esq.
(212) 407-4990